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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 20)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 20 (this "Amendment No. 20") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 20 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), and the Notice of Change, dated August 18, 2015 (the "Notice of Change" and, collectively with the Original Offer and Circular and the Notices of Extension and Variation, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported on the Schedule TO.

Item 10.    Financial Statements.

        Section 7 of the Original Offer and Circular, "Summary of Sprott Physical Gold Trust's Historical and Pro Forma Financial Information" (found on pages 46 and 47 thereof) is hereby deleted and replaced with the following:

          "GTU Unitholders should refer to Schedule "A" to this Offer and Circular for Sprott Physical Gold Trust's unaudited pro forma financial statements as at and for the six months ended June 30, 2015 and for the year ended December 31, 2014, giving effect to the proposed acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement) in the manner set forth therein. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data. The data contained in the pro forma financial statements represents only a simulation of the potential impact of Sprott Physical Gold Trust's acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement). GTU Unitholders are cautioned to not place undue reliance on such pro forma financial statements.

          The table set out below includes a summary of Sprott Physical Gold Trust's historical financial information as at and for the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015, prepared in accordance with IFRS.

          The unaudited pro forma financial statements for Sprott Physical Gold Trust have been derived from: (i) the audited financial statements of each of Sprott Physical Gold Trust and GTU for the year ended December 31, 2014; and (ii) the unaudited financial statements for each of Sprott Physical Gold Trust and GTU as at and for the three and six months ended June 30, 2015.

          The unaudited pro forma financial statements for Sprott Physical Gold Trust give effect to Sprott Physical Gold Trust's proposed acquisition of substantially all of the assets and liabilities of GTU (other than the Administration Agreement) as if it had occurred as at June 30, 2015, for the purposes of the pro forma balance sheet information and as at January 1, 2014 for the purposes of the pro forma statements of earnings for the year ended December 31, 2014 and for the six months ended June 30, 2015. In preparing the unaudited pro forma financial statements, the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma financial statements. The unaudited pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Offer and the Merger Transaction will differ from the pro forma information presented below. Pro forma adjustments have been made to account for significant accounting policy differences identified as of the date of this Offer and Circular. The review undertaken by the Offeror was to identify significant accounting policy differences where the impact was potentially material and could reasonably be estimated. Further accounting policy differences may be identified after the consummation of the proposed transactions. Any potential synergies that may be realized after consummation of the proposed transactions have been excluded from the unaudited pro forma financial statements.

Summary of Historical Financial Information of Sprott Physical Gold Trust

  Ratios and Supplemental Data

	June 30, 2015	December 31, 2014	December 31, 2013
Total Net Asset Value(1)	U.S.$1,457,636,401	U.S.$1,547,158,302	U.S.$1,895,055,540
Number of PHYS Units outstanding(1)	150,119,093	157,290,493	188,353,275
Management expense ratio(2)	0.48%	0.51%	0.45%
Trading expense ratio(3)	Nil	Nil	Nil
Portfolio turnover rate(4)	Nil	Nil	Nil
Net asset value per PHYS Unit	U.S.$9.71	U.S.$9.84	U.S.$10.06
Closing market price — NYSE Arca	U.S.$9.66	U.S.$9.77	U.S.$9.96
Closing market price — TSX	U.S.$9.65	U.S.$9.92	U.S.$9.98

(1)
This information is provided as at the date shown, as applicable.

(2)
Management expense ratio is based on total expenses (including Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as annualized percentages of daily average net asset value during the period.

(3)
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

(4)
Sprott Physical Gold Trust's portfolio turnover rate indicates how actively Sprott Physical Gold Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to Sprott Physical Gold Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher Sprott Physical Gold Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of Sprott Physical Gold Trust."

        In addition, Schedule "A" to the Original Offer and Circular is hereby deleted and replaced with the following:

(remainder of page intentionally left blank)

 SCHEDULE A

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        The unaudited pro forma condensed financial information for Sprott Physical Gold Trust as at and for the six months ended June 30, 2015 and for the year ended December 31, 2014.

(Remainder of page intentionally left blank)

Pro forma condensed statement of income (loss) (unaudited)
(in U.S. dollars, except unit numbers)

For the six months ended June 30, 2015	CGT	PHYS	Pro forma adjustments		Pro forma combined
	$	$	$		$
Income
Net realized losses on redemptions/sales of bullion	—	(12,519,618)	—		(12,519,618)
Change in unrealized gains/losses on gold bullion	(19,936,001)	(2,115,643)	—		(22,051,644)
Interest	12,562	—	—		12,562

	(19,923,439)	(14,635,261)	—		(34,558,700)

Expenses
Management fees	851,210	2,787,359	681,484	Note A	4,320,053
Bullion storage fees	329,087	405,645	(106,466)	Note B	628,266
Operating expenses	263,347	417,420	—		680,767
Special meeting costs	2,221,758	—	—		2,221,758
Unsolicited takeover bid costs	193,194	—	—		193,194

	3,858,596	3,610,424	575,018		8,044,038

Net loss for the period	(23,782,035)	(18,245,685)	(575,018)		(42,602,738)

Weighted average number of units	19,299,000	152,417,468	85,785,531	Note C	238,202,999

Decrease in total equity from operations per Unit	(1.23)	(0.12)	—		(0.18)

Pro forma condensed statement of financial position (unaudited)
(in U.S. dollars)

As at June 30, 2015	CGT	PHYS	Pro forma adjustments	Pro forma combined
	$	$	$	$
Assets
Current assets
Cash and cash equivalents	7,056,357	2,980,268	—	10,036,625
Gold bullion	825,147,492	1,455,053,437	—	2,280,200,929
Other receivables and prepaid assets	162,905	343,800	—	506,705
Total assets	832,366,754	1,458,377,505	—	2,290,744,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	871,989	741,104	—	1,613,093

Total liabilities	871,989	741,104	—	1,613,093

Equity
Unitholders' equity	831,494,765	1,457,636,401	—	2,289,131,166

Total equity	831,494,765	1,457,636,401	—	2,289,131,166

Total liabilities and equity	832,366,754	1,458,377,505	—	2,290,744,259

Total equity per Unit	43.09	9.71	—	9.71

Pro forma condensed statement of income (loss) (unaudited)
(in U.S. dollars, except unit numbers)

For the year ended December 31, 2014	CGT	PHYS	Pro forma adjustments		Pro forma combined
	$	$	$		$
Income
Net realized losses on redemptions/sales of bullion	—	(49,648,816)	—		(49,648,816)
Change in unrealized gains/losses on gold bullion	(1,639,638)	25,540,515	—		23,900,877
Interest	35,212	—	—		35,212

	(1,604,426)	(24,108,301)	—	—	(25,712,727)

Expenses
Management fees	1,772,710	6,514,348	1,553,390	Note A	9,840,448
Operating expenses	499,931	1,416,826	—		1,916,757
Bullion storage fees	969,314	937,887	(520,986)	Note B	1,386,215

	3,241,955	8,869,061	1,032,404		13,143,420

Net loss for the year	(4,846,381)	(32,977,362)	(1,032,404)		(38,856,147)

Weighted average number of units	19,299,000	166,405,600	85,785,531	Note C	252,191,131

Decrease in total equity from operations per Unit	(0.25)	(0.20)	—		(0.15)

Sprott Physical Gold Trust
Notes to the Unaudited Pro Forma Condensed Financial Statements
(in U.S. dollars, unless otherwise noted) (unaudited)

1.    Basis of Presentation

        The unaudited pro forma condensed financial statements (the "Pro Forma Financial Statements") have been prepared by management of Sprott Physical Gold Trust ("PHYS") for inclusion in PHYS's Notice of Change for the Offer and Circular dated August 18, 2015 (the "Notice of Change"), relating to the proposed acquisition of Central Gold Trust ("CGT").

        The Pro Forma Financial Statements have been compiled based on the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and the significant accounting policies as set out in PHYS's financial statements as at and for the year ended December 31, 2014. The Pro Forma Financial Statements have been compiled using the audited financial statements of PHYS and CGT as at and for the year ended December 31, 2014 and the unaudited interim financial statements as at and for the six months ended June 30, 2015.

        The Pro Forma Financial Statements include pro forma adjustments based on the best information available to management and certain assumptions that management believes are reasonable under the circumstances. In preparing the Pro Forma Financial Statements, certain financial statement items have been reclassified or condensed.

        The unaudited pro forma condensed statement of financial position as at June 30, 2015 give effect to the acquisition as if it had occurred on June 30, 2015. The unaudited pro forma condensed statements of income (loss) for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the acquisition as if it had occurred on January 1, 2014.

        The unaudited pro forma condensed statement of financial position as at June 30, 2015 and the unaudited pro forma condensed statement of income (loss) for the six months ended June 30, 2015 were prepared by

1.    Basis of Presentation (Continued)

management using information derived from the unaudited interim financial statements of PHYS and CGT as at and for the six months ended June 30, 2015, prepared in accordance with IAS 34: Interim Financial Reporting.

        The unaudited pro forma condensed statement of income (loss) for the year ended December 31, 2014 was prepared by management using information derived from the audited financial statements of PHYS and CGT as at and for the year ended December 31, 2014, prepared in accordance with IFRS.

        The Pro Forma Financial Statements are included for information purposes only and are not intended to represent or be indicative of what the results of operations or financial position would have been had the acquisition actually occurred on the dates indicated. The Pro Forma Financial Statements should be read in conjunction with the Notice of Change and the audited financial statements of PHYS and CGT as at and for the year ended December 31, 2014, as well as the unaudited interim financial statements of PHYS and CGT as at and for the six months ended June 30, 2015.

2.    Pro Forma Assumption and Acquisition

        Sprott Asset Management LP, the manager of PHYS, has offered to purchase all of the issued and outstanding units of CGT in exchange for units of PHYS. The Pro Forma Financial Statements have been prepared based on the assumption that all units of CGT are deposited under the terms and conditions outlined in the Notice of Change. The number of units of PHYS issued in exchange for each unit of CGT is based on the NAV to NAV Exchange Ratio of PHYS and CGT as at June 30, 2015.

3.    Pro Forma Assumptions and Adjustments

        The Pro Forma Financial Statements have been adjusted to give the effects to the events that are 1) directly attributable to the transaction, 2) those directly attributable to the transaction for which there are firm commitments and for which the complete financial effects are objectively determinable and 3) with respect to the statements of income (loss), expect to have a continuing impact on PHYS. The unaudited pro forma condensed statements of income (loss) do not reflect any non-recurring charges directly related to the proposed acquisition that have already been incurred or will be incurred upon closing of the acquisition.

        The Pro Forma Financial Statements reflect the following pro forma adjustments:

  (A)
  Management fees calculated in accordance with PHYS's management fee agreement.

  (B)
  Bullion certificates are exchanged for physical bullion and all physical bullion is held at the Royal Canadian Mint. Bullion storage fees are calculated at rates in accordance with PHYS's bullion storage agreement.

  (C)
  To reflect the incremental pro forma weighted average units outstanding resulting from the exchange of units in CGT for units of PHYS.

        The Pro Forma Financial Statements do not include the expected benefits and cost savings related to synergies arising from the acquisition of CGT.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(xxxix)* Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).

        (a)(1)(xl) Notice of Change, dated August 18, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)	Notice of Change, dated August 18, 2015.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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Summary of Historical Financial Information of Sprott Physical Gold Trust
SCHEDULE A UNAUDITED PRO FORMA FINANCIAL STATEMENTS
SIGNATURE